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Exhibit 99.2

        Uranus comments 13 May 2004

Dated    •    May 2004
PROJECT GALAXY

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding is made on    •                May 2004 between:

  (1)
  UCB S.A. of Allee de la Recherche 60, B-1070 Brussels, Belgium ("Uranus"); and

  (2)
  Celltech Group plc whose registered office is at 208 Bath Road, Slough, Berkshire, SL1 3WE, UK ("Centaur");

Recitals:

  (A)
  Uranus and Centaur hereby set out in this Memorandum of Understanding (the "Memorandum") the basis on which Uranus, subject to the preconditions set out below, would be prepared to make an offer (the "Offer") for the entire issued and to be issued share capital of Centaur in accordance with the City Code on Takeovers and Mergers (the "City Code") and, where relevant, applicable securities laws of the United States and their joint understanding in relation to the conduct of any such Offer and the strategy of the combined group following completion of any such Offer.

  (B)
  This Memorandum is not intended to be legally binding except as specifically set out below.

  (C)
  This Memorandum is confidential to Uranus and Centaur and their advisers and is subject to the confidentiality agreement already entered into between them and dated 19 April 2004 which continues in full force and effect.

1      Strategy of the Combined Group

        The combination of Uranus and Centaur will create a leading European biopharmaceuticals company and the fourth largest biopharmaceutical company in the world. The combination will create a company with greater scientific, commercial, organisational and financial resources by combining the best of both organisations: productive R&D capabilities for large molecule/antibodies from Centaur; productive small molecule R&D from both Centaur and Uranus in the fields of inflammation (GE, Rheumatology, Respiratory) CNS (Epilepsy, MS, Parkinson, etc.) and Oncology; the ability of Uranus' global operations platform to launch successfully specialist products and build them to market leadership positions; and strong scientific and cultural compatibility.

  •
  The combined group will have strong positions in specialty therapeutic areas such as CNS (Epilepsy, MS, Parkinson, etc.), inflammation (Respiratory, Rheumatology, GI) and Oncology

  •
  The combined group's capabilities in research and development will be significantly strengthened by combining small and large molecule discovery and development expertise. The combined group will aim to produce at least four pre-clinical development candidates on average each year creating an increased flow of drug development candidates

  •
  The combined group will have stronger and broader commercial operations (US, Europe and Asia) and will be better positioned, through its enhanced global presence, to develop and launch new products, particularly in the specialist areas in which the combination will focus and Uranus has already demonstrated its ability to successfully launch and propel pharmaceutical specialties to market leadership.

  •
  An objective of the combined group in the future will be to leverage its new capabilities to strengthen its scale and presence in the US

  •
  The combined group will generate cost savings based on the removal of duplicated activities in the areas of SG&A in Europe and the US, manufacturing in Europe, and research administration

  •
  The combined group intends to strengthen its organizational skills by retaining key senior management and scientific teams of Centaur that complements Uranus' operational strength, as well as its medicinal chemistry, CNS and Respiratory expertise.

2      Organisation, Structure and Integration

        The new organisation will be built on the complementarities which exist between the two companies from skills, competencies and expertise standpoints.

2.1
Board representation

        Uranus will review its board membership as a result of this transaction. Certain current Centaur board members will be approached with a view to strengthening the bio-pharmaceutical competencies and diversity within the Uranus board.

2.2
Management

        Uranus anticipates leveraging heavily the resources of Centaur, considering their level of expertise, in order to build strong and recognized combined innovation capabilities.

        Subject to the process described in 2.4 below, key Centaur executives will be offered key positions on Uranus' corporate, divisional and/or business units management teams. Individual responsibilities and financial considerations at executive and management levels will be discussed prior to any official announcements.

        Additionally, the new organization will acknowledge the position of Deputy CEO, primarily responsible for R&D and technical operations.

2.3
Organization of key functions

        We anticipate that the combined companies' organization will result in fully integrated activities and functions. In particular, the following principles will be applied:

  •
  Research & development: Uranus research and development activities will be integrated into a common platform, which will be managed out of Slough.

  •
  Commercial organization: over the years Uranus has built a strong presence and franchised network in the largest markets and geographies. The intention is to strengthen further Uranus' current position to finalize the commercial organization of the combined entities.

  •
  Headquarters' operations: Uranus will continue to have its corporate and pharmaceutical operations headed out of Belgium. With respect to corporate shared services, the intention is to incorporate competencies from Centaur into Uranus' existing activities; selected corporate finance and investor relations activities will continue to be conducted out of Slough.

2.4
Integration

        The parties recognize that the talents of the employees especially the Senior Management teams of both Uranus and Centaur are essential for the long-term success of the combined companies.

        The best persons will be identified for each key position in the combined entity, through a fair and non discriminatory process.

        It is intended to set up a fully dedicated integration team involving executives from both companies, in order to minimize disruption in the business and uncertainties of the employees. The integration task force will be led by Peter Allen and report to a steering committee which will include among others Goran, Ando and Roch Doliveux.

2.5
Employment and career opportunities

        It is essential that we retain and keep motivated the management group of Centaur as well as R&D management and selected key employees. The success of the integration will rely largely on the retention and the combination of the talents of both organizations.

        It is the intention of Uranus to harmonize the compensation and benefit systems to the Uranus standard over a reasonable period of time and offer employees the opportunity to participate in existing incentive programs available to current Uranus employees.

        For the first 12 months after the date on which any Offer becomes or is declared wholly unconditional (the "Closing Date"), Uranus will ensure that the terms and conditions and compensation and benefits (contractual and discretionary) of Centaur employees will be no less favourable than they currently are (unless otherwise agreed with certain key employees with respect to themselves) and bonus plans for all applicable Centaur employees will be operated in accordance with current practice at least for the current bonus year.

        For the first 12 months after the Closing Date, if there are to be redundancies, Uranus will ensure that redundancy payments will be at least as generous as any current redundancy practice of Centaur. Any selection for redundancy will made in the combined entity through a fair and non-discriminatory process reflecting the needs of the integrated business.

        Uranus will maintain existing Directors and Officers insurance cover for the benefit of Centaur directors (whether or not they remain on the board) and officers, for three years after the Closing Date.

2.6
Communication

        A strong and vigorous communication plan will be put in place to address all stakeholders' needs (i.e.: shareholders, market, employees and the medical community).

3      Preliminary Price Indication

        On the basis of the information so far made available to Uranus, the cash price per share Uranus would be prepared to pay for the entire share capital of Centaur would be 550 pence.

4      Assumptions

        The principal assumptions on which Uranus has based this indicative price are:

  •
  The business of Centaur will be carried on in the ordinary and usual course up to closing of the Offer and there has and will have been no adverse change in the business, assets, financial or trading position or profits or prospects of Centaur since 31 December 2003 which is material in the context of the Centaur group taken as a whole;

  •
  No dividend will be declared in respect of Centaur shares before closing of the Offer; and

  •
  No shares or rights, warrants or options to subscribe for or acquire any shares or convertible securities of Centaur will be granted or issued before closing of the Offer other than the issue of shares on exercise of existing options.

5      Pre-conditions to Making an Offer

        It is agreed between Uranus and Centaur that any Offer would not be made by Uranus unless certain pre-conditions have been satisfied (or waived as Uranus may decide) being:

5.1
the finalisation of a due diligence investigation of Centaur to the reasonable satisfaction of Uranus;

5.2
the elements on which Uranus has based its indicative price remaining valid;

5.3
the agreement of the terms and conditions to the Offer such terms and conditions to be the customary terms and conditions applicable to comparable offers;

5.4
final approval for any Offer by the board of Uranus;

5.5
the Offer being recommended by all the directors of Centaur to Centaur's shareholders;

5.6
irrevocable undertakings being received by Uranus from all the directors of Centaur to accept the Offer in respect of all their beneficial holdings of ordinary shares in the capital of Centaur, including any shares acquired under Centaur's share option schemes;

5.7
the raising by Uranus of bank finance for the Offer. Uranus will finalise appropriate finance facilities before announcement of the Offer; and

5.8
the following Centaur executives accepting continued employment with the new combined entity: Drs Ando and Lee and Messrs Allen and Nicholls.

6      Shareholders

        Centaur agrees, if Uranus and its financial advisers confirm to Centaur the ability and willingness of Uranus to announce a firm intention to make an offer as described in this memorandum for Centaur at a price per share not less than the price set out in paragraph 3 above on or prior to the Announcement Date (as defined below) to discuss in good faith with Uranus what approaches to Centaur's shareholders would be reasonable in the circumstances immediately prior to the announcement of any Offer.

7      Anti-trust

        Any Offer will be conditional on all necessary anti-trust, regulatory and other third party consents being obtained in a form reasonably satisfactory to Uranus. It is intended that Uranus and Centaur will co-operate and work together to identify and obtain all such necessary consents.

8      Offer Structure

        Any Offer would be implemented by way of a general offer pursuant to the City Code, upon customary terms and conditions to be agreed upon in advance by the parties, and will be extended to US shareholders of Centaur. It is anticipated that any Offer would have the following principal terms:

  •
  consideration will be 100% cash;

  •
  the acceptance condition will be set at 90%, waivable to 50% at Uranus' discretion;

  •
  shareholders will be offered a loan note alternative on standard terms for a transaction of this sort.

9      Timetable

9.1
Uranus anticipates making and announcing any Offer no later than 18 May 2004 (the "Announcement Date"). Uranus anticipates posting the offer document as soon as practicable after the Announcement Date. Both Uranus and Centaur agree to co-operate with a view to achieving the proposed timetable.

9.2
Prior to the Announcement Date, Centaur agrees to inform Uranus promptly upon becoming aware of any significant issue which may arise and which may in Centaur's opinion have a material impact upon the making of the Offer or its terms or upon it fulfilling its obligations under this memorandum.

9.3
Prior to the Announcement Date, Uranus agrees to inform Centaur promptly upon becoming aware of any significant issue which may arise and which may in Uranus's opinion have a material impact upon it making an Offer as described in this memorandum or it fulfilling its obligations under this memorandum.

10    Share Option Schemes

        Uranus will make appropriate proposals, having due regard to market practice, to the holders of all outstanding options under the Centaur employee share schemes.

11    Announcements

11.1
Centaur agrees, if an Offer by Uranus as described in this memorandum at a price per share not less than the price set out in paragraph 3 above is announced on or prior to the Announcement Date, subject to the rules and requirements of law, the City Code or the rules and regulations of any relevant stock exchange or listing authority and any duties of confidentiality, to provide reasonable co-operation to Uranus, and provide such reasonable information as Uranus may require, in relation to the terms of, the timing of and manner of publication of any formal announcement, circular or publication to either Uranus or Centaur shareholders (or both) or to any stock exchange or other regulatory authority regarding the proposed Offer, this Memorandum or any matter referred to in the announcement of an Offer.

11.2
Centaur agrees that if an Offer by Uranus as described in this memorandum at a price per share not less than the price set out in paragraph 3 above is announced on or prior to the Announcement Date, members of its senior management will attend all roadshows regarding the Offer and that it will co-operate with Uranus and its advisers in relation to the content of any briefings for and presentations to be made at such roadshows.

12    Confidentiality

        This Memorandum is without prejudice to the confidentiality agreement between Uranus and Centaur dated 19 April 2004, which will continue in full force and effect.

13    Exclusivity

13.1
In consideration of Uranus' commitment of time and personnel and its incurring the expense of instructing advisers for the purpose of an Offer, Centaur undertakes that:

13.1.1
it will not, and will procure that its subsidiaries, other companies under its control and its financial advisers will solicit any other person with a view to that person making an offer for Centaur until the expiry of the period from the date of this Memorandum to a date which is three months after the Announcement Date or until Uranus withdraws from negotiations, whichever is the earlier;

13.1.2
it will not, and will procure that its subsidiaries, other companies under its control and its financial advisers will not, other than as required by the City Code, entertain any approach from, or enter into or continue negotiations with, any other person with a view to that person making an offer for Centaur or entering into a collaboration agreement in relation to any of the products, programmes or technology of Centaur until the expiry of the period from the date of this Memorandum to the Announcement Date; and

13.1.3
it will notify Uranus immediately in writing if any approach is made to Centaur or to any of its subsidiaries and other companies under its control with a view to Centaur or it entering into or continuing negotiations of the type described in paragraphs 13.1.1 and 13.1.2 above.

14    Legal Effect

14.1
With the exceptions of paragraphs 12 to 16 (inclusive), this Memorandum is not intended to be legally binding and does not contain any representations or warranties by either party merely representing the present intention of each party and shall not give either party any rights or remedies against the other.

14.2
Nothing in this Memorandum creates any obligation on Uranus to make an Offer and nothing in this Memorandum constitutes a firm intention by Uranus or any of its affiliates or advisers to make an offer for Centaur for the purposes of Rule 2.2(a) of the City Code.

15    Costs and Expenses

        Except as otherwise stated in this Memorandum, each party will be responsible for its own fees and expenses in relation to any Offer.

16    Governing Law and Submission to Jurisdiction

        This Memorandum will be governed by and construed in accordance with English law and both parties submit to the exclusive jurisdiction of the English courts. Uranus irrevocably appoints Hackwood Secretaries Limited of One Silk Street, London EC2Y 8HQ as its agent for service of process in England.

Signed by for and on behalf of UCB S.A.	Signed by for and on behalf of Celltech Group plc

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  Exhibit 99.2